                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 2)(1)
                     SKYLINE MULTIMEDIA ENTERTAINMENT, INC.

                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE

                         (Title of Class of Securities)

                                    83083P100
                                 (CUSIP Number)

                   IRA WHITE, ESQ. MORGAN, LEWIS & BOCKIUS LLP
                    101 PARK AVENUE, NEW YORK, NEW YORK 10178
                                 (212) 309-6000

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                NOVEMBER 15, 1996
     (Date of Event which Requires Filing of this Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement on Schedule 13D, including all exhibits, should be filed with the Securities and Exchange Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 83083P 100

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             PROSPECT STREET NYC DISCOVERY FUND, L.P.
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                       (b) / /
------------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
             WC
------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)                                               /X/
------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
  NUMBER OF                 1,090,909 SHARES OF COMMON STOCK (1)
   SHARES            8    SHARED VOTING POWER
 BENEFICIALLY               0 SHARES OF COMMON STOCK (2)
   OWNED BY          9    SOLE DISPOSITIVE POWER
     EACH                   1,090,909 SHARES OF COMMON STOCK (1)
  REPORTING          10   SHARED DISPOSITIVE POWER
 PERSON WITH                0 SHARES OF COMMON STOCK (3)
------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,090,909 SHARES OF COMMON STOCK (1) (2) (3) (4)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /X/

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  42.2 (1) (2) (3) (4)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                          PN
------------------------------------------------------------------------------

--------
(1) Does not include any shares of Common Stock which may be issuable upon exercise of warrants which may be issued in connection with the contemplated exchange of the Demand Promissory Note (the "Demand Note") in the principal amount of $1,500,000 issued by the Company to Prospect Street NYC Discovery Fund, L.P. on November 6, 1996, all as described in
      Item 4 of the First Amendment (as hereinafter defined).

(2) Does not include any shares of Common Stock or Class A Common Stock, .001 par value per share ("Class A Common"), owned by Zalman Silber, President and Chief Executive Officer of the Issuer, with respect to which shares Prospect Street NYC Discovery Fund, L.P. was granted a proxy with respect to certain matters and the holder (including certain successors) is required to vote for certain matters. As reported to Prospect Street NYC Discovery Fund, L.P. by the Issuer, as of November 15, 1996, there were 960,000 shares of Class A Common owned by Zalman Silber and Mr. Silber had options or warrants to purchase 1,680,000 shares of Common Stock.

(3) Does not include any shares of Common Stock or Class A Common owned by Zalman Silber (including certain successors) which shares Prospect Street NYC Discovery Fund, L.P. can cause to be sold under certain conditions.

(4) Assumes 1,495,000 shares of Common Stock outstanding, as reported to Prospect Street NYC Discovery Fund, L.P. by the Issuer on November 15, 1996, and that all 1,090,909 shares of Common Stock issuable to Prospect Street NYC Discovery Fund, L.P. upon conversion of the Series A Preferred Stock (as hereinafter defined) are outstanding.

*     SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 83083P 100

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             PROSPECT STREET DISCOVERY FUND, INC.
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                       (b) / /
------------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
             00
------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or (e)                                                   /X/
------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
  NUMBER OF                   1,090,909 SHARES OF COMMON STOCK (1)
   SHARES           8    SHARED VOTING POWER
 BENEFICIALLY                 0 SHARES OF COMMON STOCK (2)
   OWNED BY         9    SOLE DISPOSITIVE POWER
     EACH                     1,090,909 SHARES OF COMMON STOCK (1)
REPORTING           10   SHARED DISPOSITIVE POWER
PERSON WITH                   0 SHARES OF COMMON STOCK (3)
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       1,090,909 SHARES OF COMMON STOCK (1) (2) (3) (4)
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       42.2 (1) (2) (3) (4)
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                       CO
------------------------------------------------------------------------------

--------
(1) Does not include any shares of Common Stock which may be issuable upon exercise of warrants which may be issued in connection with the contemplated exchange of the Demand Note issued by the Company to Prospect Street NYC Discovery Fund, L.P. on November 6, 1996, all as described in
      Item 4 of the First Amendment (as hereinafter defined).

(2) Does not include any shares of Common Stock or Class A Common Stock, .001 par value per share ("Class A Common"), owned by Zalman Silber, President and Chief Executive Officer of the Issuer, with respect to which shares Prospect Street NYC Discovery Fund, L.P. was granted a proxy with respect to certain matters and the holder (including certain successors) is required to vote for certain matters. As reported to Prospect Street NYC Discovery Fund, L.P. by the Issuer, as of November 15, 1996, there were 960,000 shares of Class A Common owned by Zalman Silber and Mr. Silber had options or warrants to purchase 1,680,000 shares of Common Stock.

(3) Does not include any shares of Common Stock or Class A Common owned by Zalman Silber (including certain successors) which shares Prospect Street NYC Discovery Fund, L.P. can cause to be sold under certain conditions.

(4) Assumes 1,495,000 shares of Common Stock outstanding, as reported to Prospect Street NYC Discovery Fund, L.P. by the Issuer on November 15, 1996, and that all 1,090,909 shares of Common Stock issuable to Prospect Street NYC Discovery Fund, L.P. upon conversion of the Series A Preferred Stock (as hereinafter defined) are outstanding.

*     SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO. 83083P 100

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             CONNECTICUT FINANCIAL DEVELOPMENTS, L.P.
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                       (b) / /
------------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
             WC
------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)                                               /X/
------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
  NUMBER OF                 0 SHARES OF COMMON STOCK (1)
   SHARES            8    SHARED VOTING POWER
 BENEFICIALLY               0 SHARES OF COMMON STOCK (1)
   OWNED BY          9    SOLE DISPOSITIVE POWER
     EACH                   0 SHARES OF COMMON STOCK (1)
  REPORTING          10   SHARED DISPOSITIVE POWER
 PERSON WITH                0 SHARES OF COMMON STOCK (1)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0 SHARES OF COMMON STOCK (1)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /X/
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0 (1)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                          PN
------------------------------------------------------------------------------

--------
(1) Does not include any securities of the Issuer owned by Prospect Street NYC Discovery Fund, L.P., with which Connecticut Financial Developments, L.P. and Prospect Street Connecticut Capital, Inc. may be deemed to be acting as a group.

*     SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 83083P 100

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             PROSPECT STREET CONNECTICUT CAPITAL, INC.

------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                       (b) / /
------------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
             00
------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or (e)                                                   /X/
------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
  NUMBER OF                 0 SHARES OF COMMON STOCK (1)
   SHARES           8    SHARED VOTING POWER
 BENEFICIALLY               0 SHARES OF COMMON STOCK (1)
   OWNED BY         9    SOLE DISPOSITIVE POWER
     EACH                   0 SHARES OF COMMON STOCK (1)
REPORTING           10   SHARED DISPOSITIVE POWER
PERSON WITH                 0 SHARES OF COMMON STOCK (1)
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       0 SHARES OF COMMON STOCK (1)
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        0 (1)
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                       CO
------------------------------------------------------------------------------


--------
(1) Does not include any securities of the Issuer owned by Prospect Street NYC Discovery Fund, L.P., with which Prospect Street Connecticut Capital, Inc. and Connecticut Financial Developments, L.P. may be deemed to be acting as a group.

*     SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This Amendment No. 2 (the "Second Amendment") to the Statement on Schedule 13D originally filed on July 17, 1995, as amended by Amendment No. 1 (the "First Amendment") thereto filed on November 8, 1996 (such Statement, as so amended, the "Original Statement" and the Original Statement together with the Second Amendment, the "Statement") relates to the Common Stock, par value $0.001 per share ("Common Stock"), of Skyline Multimedia Entertainment, Inc., a New York corporation ("Skyline"), amends and restates, Items 2, 5 and 6 of the Original Statement and amends Items 3 and 4 of the Original Statement.


Item 2.           Identity and Background.

                  (a) This Second Amendment is being filed by each of the following persons pursuant to Rule 13d-1(f) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934 (the "Act"): (i) Prospect Street NYC Discovery Fund, L.P., a Delaware limited partnership (the "Investor"), (ii) Prospect Street Discovery Fund, Inc.(the "General Partner"), a Delaware corporation, and sole general partner of the Investor, (iii) Connecticut Financial Developments, L.P., a Delaware limited partnership and an affiliate of the Investor ("CFD"), and
(iv)Prospect Street Connecticut Capital, Inc. ("CFDGP"), a Delaware corporation and sole general partner of CFD (collectively, the "Reporting Persons").

                  Attached as Schedule A is information concerning each executive officer and director of each of the Reporting Persons; each person controlling each of the Reporting Persons; and each executive officer and director of any corporation or other person ultimately in control of each of the Reporting Persons. Schedule A is incorporated into and made a part of this Statement on Schedule 13D.

                  (b) The address of the principal business and principal office of each of the Reporting Persons and the business address of each person named on Schedule A is 250 Park Avenue, New York, New York 10177.

                  (c) The Investor's principal business is operating a Small Business Investment Company under the Small Business Investment Act of 1958, as amended. The General Partner is the general partner of the Investor and the General Partner's sole function is to act as the general partner of the Investor. CFD's principal business is operating a private venture capital partnership. CFDGP is the general partner of CFD and CFDGP's sole function is to act as the general partner of CFD. The principal occupation or employment of each person named on Schedule A and the name and address of any corporation or other organization in which such business is conducted is set forth on Schedule
A. The principal business of any such corporation or other organization is set forth in this paragraph (c).

                  (d) During the last five years none of the Reporting Persons nor any of their respective executive officers or controlling persons or the persons identified on Schedule A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws, except that, on August 25, 1995, the Commission entered an order in Administrative Proceeding File No. 3-8557 finding, among other things, that Mr. Joseph Cote caused violations of Section 17(a) of the Act and Rule 17a-3 thereunder and ordering that Mr. Cote cease and desist from causing any violation and any future violation of Section 17(a) of the Act and Rule 17a-3 thereunder.

                  (e) All persons named in Schedule A to this statement are citizens of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

                  CFD intends to purchase in the open market, in privately negotiated transactions or otherwise, from time to time, shares of Common Stock and/or warrants and/or options to purchase shares of Common Stock. The funds used to purchase such securities will be obtained from the working capital of CFD.


Item 4.           Purposes of Transactions

                  The responses to Item 3 of the Statement are incorporated herein by reference. The Reporting Persons may be deemed to be acting as a group with respect to securities of Skyline.

                  Each of the Investor and CFD intends to monitor and review its investment in Skyline and depending upon prevailing conditions, including, without limitation, price and availability of shares, future evaluations by them of the business and prospects of Skyline, subsequent events affecting them or Skyline, regulatory requirements, other investment opportunities available to them and general stock market and economic conditions, each of the Investor and CFD may determine to increase their respective investments or sell all or part of their respective investments in Skyline, in the open market, in privately negotiated transactions or otherwise.

                  Except as described in Item 4 or Item 5 of the Statement, neither of the Reporting Persons nor, to the best of their knowledge, any of the persons named in Schedule A to this Statement, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Skyline, or the disposition of securities of Skyline; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Skyline or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Skyline or any of its subsidiaries; (d) any change in the present Board of Directors or management of Skyline, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Skyline; (f) any other material change in Skyline's business or corporate structure; (g) changes in Skyline's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Skyline by any person;
(h) causing a class of securities of Skyline to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of Skyline to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.


Item 5.   Interest in Securities of the Issuer.

                  (a) The aggregate number of shares of Common Stock beneficially owned by the Investor and the General Partner as of November 6, 1996 is 1,090,909 shares (which shares the Investor has a right to acquire upon conversion of the Series A Preferred Stock), or approximately 42.2 percent of the class of securities identified in Item 1, in each case, not including the shares of Common Stock or Class A Common Stock, .001 par value per share ("Class A Common"), or other securities owned by Zalman Silber, President and Chief Executive Officer of the Issuer, with respect to which shares the Investor was granted a proxy with respect to certain matters and the holder (including certain successors) is required to vote for certain matters, and not including any Warrants which may be issued in connection with the Senior Subordinated Notes. As reported to the Reporting Persons by Skyline, as of November 15, 1996, there were 960,000 shares of Class A Common owned by Zalman Silber and Mr. Silber had options or warrants to purchase 1,680,000 shares of Common Stock. As disclosed in Skyline's proxy statement for its annual meeting of shareholders to be held on November 26, 1996, non-employee directors automatically receive stock options to purchase 5,000 shares of Common Stock on their election or reelection to the board of directors of Skyline. To date, Messrs. Barry and Celmer, each a director of Skyline, were each granted options to purchase 10,000 shares of Common Stock (which shares are not included in the beneficial ownership reported by the Investor and the General Partner). The aggregate number of shares of Common Stock beneficially owned by CFD and CFDGP as of November 15, 1996 is 0 (not including any shares described above in this paragraph). The Reporting Persons may be deemed to be acting as a group with respect to securities of Skyline.

                  (b) The responses of the Reporting Persons to Items (7) through (11) of the portions of pages 2, 3, 4 and 5 hereto which relate to shares of Common Stock beneficially owned are herein incorporated by reference.

                  (c) None of the Reporting Persons nor, to the best of their knowledge, any of the persons named in Schedule A hereto, has effected a transaction in shares of Common Stock during the past 60 days.

                  (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this Statement relates.

                  (e)  Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

                  Except as set forth in this Statement, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of Skyline, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

                                    SIGNATURE


                  After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Second Amendment with respect to the undersigned is true, complete and correct and each of the undersigned agrees that this Second Amendment may be filed jointly.

Dated:            November 20, 1996

                                 Prospect Street NYC Discovery Fund, L.P.
                                 By: Prospect Street Discovery Fund, Inc.,
                                     Its General Partner



                                 By: /s/    RONALD D. CELMER
                                     -----------------------
                                     Name:  Ronald D. CelmER
                                     Title: Vice Presdent


                                 Prospect Street Discovery Fund, Inc.



                                 By: /s/    RONALD D. CELMER
                                    --------------------------------
                                     Name:  Ronald D. Celmer
                                     Title: Vice President


                                 Connecticut Financial Developments, L.P.
                                 By: Prospect Street Connecticut Capital, Inc.,
                                     Its General Partner


                                 By:   /s/    RONALD D. CELMER
                                    ---------------------------------------
                                       Name:  Ronald D. Celmer
                                       Title: Vice President


                                 Prospect Street Connecticut Capital, Inc.


                                 By:   /s/    RONALD D. CELMER
                                    ---------------------------------------
                                       Name:  Ronald D. Celmer
                                       Title: Vice President

                                                                      SCHEDULE A


                      PROSPECT STREET DISCOVERY FUND, INC.
                                 250 PARK AVENUE
                            NEW YORK, NEW YORK 10177


DIRECTORS
RICHARD E. UMOHUNDRO, JR., C.P.A.
JOHN F. BARRY III, ESQ.
RONALD D. CELMER, C.T.P.



OFFICERS                                    TITLE
JOHN F. BARRY III, ESQ.                     EXECUTIVE VICE PRESIDENT
PRESTON I. CARNES                           VICE PRESIDENT
RONALD D. CELMER, C.T.P.                    TREASURER, VICE PRESIDENT
JOHN A. FROBOTTA                            VICE PRESIDENT
KEVIN F. LITTLEJOHN, C.P.A., M.S.T.         VICE PRESIDENT
RICHARD E. UMOHUNDRO, JR., C.P.A.           CHIEF EXECUTIVE OFFICER

ALL OF THE ABOVE OFFICERS ARE APPOINTED TO THEIR RESPECTIVE OFFICES SUBJECT TO ANY NECESSARY APPROVAL BY THE SMALL BUSINESS ADMINISTRATION.



                    PROSPECT STREET CONNECTICUT CAPITAL, INC.
                                 250 PARK AVENUE
                            NEW YORK, NEW YORK 10177


DIRECTORS
RICHARD E. UMOHUNDRO, JR., C.P.A.
JOHN F. BARRY III, ESQ.
RONALD D. CELMER, C.T.P.



OFFICERS                                    TITLE
JOHN F. BARRY III, ESQ.                     EXECUTIVE VICE PRESIDENT
PRESTON I. CARNES                           VICE PRESIDENT
RONALD D. CELMER, C.T.P.                    TREASURER, VICE PRESIDENT
JOHN A. FROBOTTA                            VICE PRESIDENT
KEVIN F. LITTLEJOHN, C.P.A., M.S.T.         VICE PRESIDENT
RICHARD E. UMOHUNDRO, JR., C.P.A.           CO-PRESIDENT
JOSEPH COTE                                 CO-PRESIDENT